                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 11-K

                 Annual Report Pursuant to Section 15(d) of the
                 Securities Exchange Act of 1934 (Fee Required)
                   For the fiscal year ended December 31, 2000

                         Commission File Number 1-14201

A. Full title of the Plans and the address of the Plans, if different from that of the issuer named below: Sempra Energy Savings Plan, Sempra Energy Services Savings Plan, Sempra Energy Trading Retirement Savings Plan, San Diego Gas & Electric Company Savings Plan and Southern California Gas Company Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the Plans and the address of its principal executive office: Sempra Energy, 101 Ash Street, San Diego, CA 92101-3017

     SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

     FINANCIAL STATEMENTS FOR THE YEARS ENDED
     DECEMBER 31, 2000 AND 1999 AND
     INDEPENDENT AUDITORS' REPORT

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

TABLE OF CONTENTS

--------------------------------------------------------------------------------


                                                                                                                  PAGE

INDEPENDENT AUDITORS' REPORT                                                                                        1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2000 AND 1999 AND FOR THE YEARS THEN
   ENDED:

   Statements of Assets Available for Benefits                                                                      2

   Statements of Changes in Assets Available for Benefits                                                           3

   Notes to Financial Statements                                                                                  4-8

Certain schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or as they are filed by the Trustee of the Master Trust in which the Plan participates.

INDEPENDENT AUDITORS' REPORT

San Diego Gas & Electric Company Savings Plan:

We have audited the accompanying statements of assets available for benefits of the San Diego Gas & Electric Company Savings Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in assets available for benefits of the Plan for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

San Diego, California
May 31, 2001

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN


STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999
(DOLLARS IN THOUSANDS)

--------------------------------------------------------------------------------

                               `                             2000       1999

CASH AND CASH EQUIVALENTS                                 $       --    $      4
                                                             --------   --------

INVESTMENT:
 At fair value:
  Investment in Master Trust                                  339,283    311,949
                                                             --------   --------

RECEIVABLES:
  Dividends and interest                                        1,557      2,568
  Employer contributions                                        1,469      1,030
                                                             --------   --------

           Total receivables                                    3,026      3,598
                                                             --------   --------

ASSETS AVAILABLE FOR BENEFITS                                $342,309   $315,551
                                                             ========   ========

See notes to financial statements.

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN


STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2000 AND 1999
(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

                                                         2000            1999
ADDITIONS:
  Net investment income (loss):
    Equity in net investment income of the Master Trust   $  43,881   $  17,571
    Net depreciation in fair value of investments              --       (54,483)
    Cash dividends on common stock of Plan sponsor             --         9,512
    Dividends and interest                                     --           480
                                                           ---------   ---------

           Total investment income (loss)                    43,881     (26,920)

    Less investment expenses                                     99         504
                                                          ---------   ---------

           Net investment income (loss)                      43,782     (27,424)
                                                          ---------   ---------

CONTRIBUTIONS:
  Employer                                                    5,455       5,716
  Participating employees                                    17,245      14,183
                                                          ---------   ---------

           Total contributions                               22,700      19,899
                                                          ---------   ---------

           Net additions (deductions)                        66,482      (7,525)
                                                          ---------   ---------

DEDUCTIONS:
  Distributions to participants or their beneficiaries       37,968      44,089
  Transfers to plans of related entities                      1,756       1,562
                                                          ---------   ---------

           Total deductions                                  39,724      45,651
                                                          ---------   ---------

NET INCREASE (DECREASE)                                      26,758     (53,176)

ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                         315,551     368,727
                                                          ---------   ---------

  End of year                                             $ 342,309   $ 315,551
                                                          =========   =========

See notes to financial statements.

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2000 AND 1999

--------------------------------------------------------------------------------


1.    PLAN DESCRIPTION AND RELATED INFORMATION

      The following description of the San Diego Gas & Electric Company Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      GENERAL - The Plan is a defined contribution plan that provides employees of San Diego Gas & Electric Company or any affiliate who has adopted this Plan (the "Company" or "Employer") with retirement benefits. Employees may participate immediately in the Plan and, after one year in which they complete 1,000 hours of service, receive an employer matching contribution. Employees make regular savings investments in common stock of Sempra Energy, the Parent Company, and other optional investments permitted by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      Effective October 1, 1999, the Company approved the change of the Plan's recordkeeper and trustee from Watson Wyatt Worldwide Company and Union Bank of California, respectively, to T. Rowe Price Trust Company ("T. Rowe Price"). At that time, the Plan was amended to allow for participant loans.

      Effective December 31, 1999, the Plan was amended to allow all employees of the Company who are employed on the last day of the Plan year to participate in the discretionary incentive contribution.

      The Plan was amended, effective June 1, 2000, to allow for automatic deferrals for employees who neither elect a specific deferral percentage, nor elect not to participate in the Plan. The automatic deferral is an amount equal to 3% of eligible pay and the investment vehicle is the Retirement Strategy Trust-Balanced Fund.

      ADMINISTRATION - Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. All investment expenses are paid by the Plan, including recordkeeping, trustee fees and investment management fees.

      ELIGIBILITY - Effective January 1, 1999, the Plan was amended to allow for immediate Plan participation for salary deferrals and participation in employer matching contributions after one year of service.

      CONTRIBUTIONS - Contributions to the Plan can be made under the following provisions:

            PARTICIPATING EMPLOYEE CONTRIBUTIONS - Pursuant to Section 401(a) of the Internal Revenue Code (the "IRC"), participants may contribute up to 15% of eligible pay on a pre-tax basis, an after-tax basis, or a combination. Total individual pre-tax contributions in calendar years 2000 and 1999 were limited by law to $10,500 and $10,000, respectively.

            EMPLOYER NONELECTIVE MATCHING CONTRIBUTIONS - The Company makes matching contributions to the Plan equal to 50% of each participant's contribution, up to the first 6% of eligible pay. The Company's matching contributions are invested in Sempra Energy common stock.

            DISCRETIONARY INCENTIVE CONTRIBUTION - If established performance goals and targets of Sempra Energy (the "Parent") are met in accordance with the terms of the incentive match guidelines established each year, the Company will make an additional matching contribution as determined by the Board of Directors of Sempra Energy. For 2000 and 1999, incentive contributions of 1% and 3/4 of 1%, respectively, of eligible compensation were made. The incentive contributions were made on March 15, 2001 and 2000 to all employees employed on December 31, 2000 and 1999, respectively. The contributions were made in the form of Sempra Energy common stock.

      PARTICIPANT ACCOUNTS - Separate accounts are maintained for each participant. Each participant's account is credited with the participant's contributions and the Employer's nonelective matching contribution, discretionary incentive contribution, and an allocation of investment earnings of the Plan and fees. Allocations are based on participants' contributions or account balances, as defined in the Plan document.

      VESTING - All participant accounts are fully vested and nonforfeitable.

      PAYMENT OF BENEFITS - Provisions of the Plan include certain restrictions on the form and timing of distributions to withdrawing participants. In general, benefits are payable upon retirement, death, disability or termination of service.

      INVESTMENT FUNDS - Prior to October 1, 1999, Union Bank of California was trustee of the Plan. Employees could elect to have their contributions invested in increments of 1% in Sempra Energy common stock or five mutual funds offered by Fidelity Investment Managers. Participants could transfer their funds among investment options and change their contribution percentage and allocation monthly.

      Effective October 1, 1999, T. Rowe Price became the trustee. All investments are held by the Sempra Energy Master Trust (the "Master Trust") (see Note 6). Employees elect to have their contributions invested in increments of 1% in Sempra Energy common stock or specific mutual funds offered by T. Rowe Price and Fidelity Investment Managers. In addition, investment choices were increased to allow participants to invest in a broad range of funds through a brokerage window. Participants may invest a maximum of 50% of the value of their accounts (excluding the Employer Contribution Account) in the brokerage window.

      PAYMENT OF DIVIDENDS - Active employees have the option to receive distributions of cash dividends on the shares of Sempra Energy common stock in their account balances or to reinvest the dividends in Sempra Energy common stock. Dividends will automatically be passed through to former employees who have terminated or retired and elected to leave their accounts in the Plan.

      TERMINATION OF THE PLAN - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time subject to the provisions of ERISA.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The Plan's financial statements are prepared on the accrual basis of accounting.

      USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results may differ from those estimates.

      INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investments are stated at fair value based on quoted market prices. Loans are carried at cost plus accrued interest, which approximates fair value. Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      BENEFIT PAYMENTS - Payments are recorded when paid.

3.    TAX STATUS

      On May 23, 1995, the Internal Revenue Service issued the Plan a determination letter stating that the Plan, as then designed, was in compliance with the applicable sections of the Internal Revenue Code (the "IRC"), and the underlying trust is therefore exempt from taxation under
      Section 501(a) of the IRC. The Plan has been amended since receiving the determination letter. The Plan's administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

4.    PARTICIPANT LOANS

      Participants may borrow against the balances in their individual accounts within the Plan. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000, and the fee charged to process each loan is paid by the participant who takes out the loan. All loans have a maximum repayment period of five years. The loans bear interest at 1% above the prime rate, as published in the Wall Street Journal, at the time the loan is made.

5.    INVESTMENT INFORMATION (DOLLARS IN THOUSANDS)

      The Plan's investments were held by a bank-administered trust fund through September 30, 1999. Beginning October 1, 1999, the Plan's investments were transferred to a trust account at T. Rowe Price (see Note 6). The net depreciation in the fair value of investments is summarized as follows for the nine months ended September 30, 1999:

Sempra Energy common stock                                            $ (59,648)
Mutual funds                                                              5,165
                                                                     ----------
Net depreciation                                                      $ (54,483)
                                                                     ==========

6.    INVESTMENTS IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

      Beginning October 1, 1999, the Plan's assets are held in a trust account at T. Rowe Price, the trustee of the Plan, and consist of an interest in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy, for investment and administrative purposes. The Plan has an approximate 36% interest in the net assets available for benefits of the Master Trust at December 31, 2000 and 1999, respectively.

      Net earnings of the Master Trust are allocated daily by T. Rowe Price to each participant account balance. Net earnings include interest income, dividend income and net appreciation (depreciation) of investments. Benefit payments, contributions and expenses are made on a specific-identification basis.

      The assets available for benefits of the Master Trust at December 31, 2000 and 1999 are summarized as follows:


                                                       2000            1999

        Sempra Energy common stock                   $500,667        $397,997
        Mutual funds                                  424,965         444,210
        Participant loans                              17,050          15,835
                                                     --------        --------

        Assets available for benefits                $942,682        $858,042
                                                     ========        ========



      Net appreciation (depreciation), dividends, and interest for the Master Trust for the year ended December 31, 2000 and three months ended December 31, 1999 are as follows:


                                                     YEAR           THREE MONTHS
                                                     ENDED              ENDED
                                                 DECEMBER 31,       DECEMBER 31,
                                                     2000               1999
Net appreciation (depreciation) of investments:
  Sempra Energy common stock                        $129,233           $(55,951)
  Mutual funds                                       (27,173)            42,675

Dividends                                             31,988             19,788
Interest                                               1,369                360



7.    NONPARTICIPANT-DIRECTED INVESTMENTS (DOLLARS IN THOUSANDS)

      The Company's contributions to the Plan are invested solely in Sempra Energy common stock and are therefore classified as nonparticipant-directed investments. The Company is unable to separate the activity of the participant-directed and nonparticipant-directed components of the investment in Sempra Energy common stock prior to the transfer from Union Bank to T. Rowe Price on October 1, 1999. Union Bank did not segregate employer and employee purchased stock activity. The Trustee held all Sempra stock in one sub-trust account and separate accounting is not available. As a result, all Plan investments in Sempra Energy common stock are considered nonparticipant-directed.

      Information about the Plan's net assets and the significant components of the Plan's changes in net assets relating to the Sempra Energy common stock for the years ended December 31, 2000 and 1999 are as follows:

                                                                                     2000            1999
NET ASSETS:
Sempra Energy common stock in the Master Trust                                       $ 89,083        $137,574
                                                                                   ==========        ========
CHANGES IN NET ASSETS:
Contributions                                                                        $  5,455        $ 10,826
Net investment income (loss)                                                           25,232         (52,274)
Distributions to participants or their beneficiaries                                   (8,871)        (41,304)
Fund transfers into Sempra Energy common stock                                         -               13,725
Transfers (to) from plans of related entities                                            (174)          1,057
                                                                                   ----------       ---------
     Total changes in net assets                                                     $ 21,642        $(67,970)
                                                                                   ==========       =========


                                  * * * * * * *

     SEMPRA ENERGY
     SAVINGS PLAN

     FINANCIAL STATEMENTS FOR THE YEARS ENDED
     DECEMBER 31, 2000 AND 1999 AND
     INDEPENDENT AUDITORS' REPORT

SEMPRA ENERGY SAVINGS PLAN

TABLE OF CONTENTS

--------------------------------------------------------------------------------


                                                                                                                  PAGE

INDEPENDENT AUDITORS' REPORT                                                                                        1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2000 AND 1999

   AND FOR THE YEARS THEN ENDED:

   Statements of Assets Available for Benefits                                                                      2

   Statements of Changes in Assets Available for Benefits                                                           3

   Notes to Financial Statements                                                                                  4-7

Certain schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or as they are filed by the trustee of the Master Trust in which the Plan participates.

INDEPENDENT AUDITORS' REPORT

Sempra Energy Savings Plan:

We have audited the accompanying statements of assets available for benefits of Sempra Energy Savings Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in assets available for benefits of the Plan for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

San Diego. California
May 31, 2001

SEMPRA ENERGY SAVINGS PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999
(DOLLARS IN THOUSANDS)

--------------------------------------------------------------------------------

                                                     2000                1999

CASH AND CASH EQUIVALENTS                           $       -           $   53
                                                     ---------        --------

INVESTMENT:
  At fair value:
    Investment in Master Trust                         121,172         114,802
                                                     ---------        --------

RECEIVABLES:
  Dividends                                                479             784
  Employer contributions                                 1,044             755
  Participants' contributions                                6               -
                                                     ---------        --------

           Total receivables                             1,529           1,539
                                                     ---------        --------

ASSETS AVAILABLE FOR BENEFITS                          $122,701        $116,394
                                                     ==========        ========

See notes to financial statements.

SEMPRA ENERGY SAVINGS PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2000 AND 1999

(DOLLARS IN THOUSANDS)

-----------------------------------------------------------------------------------------------

                                                                      2000             1999
ADDITIONS:
  Net investment income:
    Equity in net investment income of the Master Trust            $ 11,219          $   469
    Less investment expenses                                             27               35
                                                                    -------           ------
           Net investment income                                     11,192              434
                                                                    -------           ------
   Contributions:
    Employer                                                          3,924            3,372
    Participating employees                                          10,979            9,944
                                                                    -------           ------
           Total contributions                                       14,903           13,316
                                                                    -------           ------
  Transfers from plans of related entities                            5,118           18,416
                                                                    -------           ------
           Total additions                                           31,213           32,166

DEDUCTION:
  Distributions to participants or their beneficiaries               24,906            5,914
                                                                    -------          -------

NET INCREASE                                                          6,307           26,252

ASSETS AVAILABLE FOR BENEFITS:

  Beginning of year                                                 116,394           90,142
                                                                    -------           ------
  End of year                                                    $  122,701        $ 116,394
                                                                 ==========        =========


See notes to financial statements.

SEMPRA ENERGY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2000 AND 1999

--------------------------------------------------------------------------------


1.    PLAN DESCRIPTION AND RELATED INFORMATION

      The following description of the Sempra Energy Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      GENERAL - The Plan is a defined contribution plan that provides employees of Sempra Energy or any affiliate who has adopted this Plan (the "Company" or "Employer") with retirement benefits. Employees may participate immediately in the Plan and, after one year in which they complete 1,000 hours of service, receive an employer matching contribution. Employees may make regular savings investments in Sempra Energy common stock and other optional investments permitted by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      Effective August 31, 1999, the Pacific Enterprise Retirement Savings Plan (the "PE Plan") merged into the Plan and all PE Plan assets were transferred into the Plan.

      Effective December 31, 1999, the Plan was amended to allow all employees of the Company who are employed on the last day of the Plan year to participate in the discretionary incentive contribution.

      The Plan was amended to allow Employer contributions to be funded, in part, from the Sempra Energy Stock Ownership Plan and Trust, effective January 1, 2000.

      The Plan was amended effective June 1, 2000, to allow for automatic deferrals for employees who neither elect a specific deferral percentage, nor elect not to participate in the Plan. The automatic deferral is an amount equal to 3% of eligible pay and the investment vehicle is the Retirement Strategy Trust-Balanced Fund.

      Effective July 1, 2000, Sempra Energy Services Savings Plan assets held in the Sempra Energy Savings Master Trust (the "Master Trust") at T. Rowe Price, merged with the Sempra Energy Savings Plan. All remaining assets of the Sempra Energy Services Savings Plan are expected to be transferred into the Plan in 2001.

      ADMINISTRATION - Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. All investment expenses are paid by the Plan, including recordkeeping, trustee fees and investment management fees.

      CONTRIBUTIONS - Contributions to the Plan can be made under the following provisions:

              PARTICIPATING EMPLOYEE CONTRIBUTIONS - Pursuant to Section 401(a) of the Internal Revenue Code (the "IRC"), each participant may contribute up to 15% of eligible pay on a pre-tax basis, an after-tax basis, or a combination. Total individual pre-tax contributions in calendar years 2000 and 1999 were limited by law to $10,500 and $10,000, respectively.

              EMPLOYER NONELECTIVE MATCHING CONTRIBUTIONS - The Company makes matching contributions to the Plan equal to 50% of each participant's contribution up to the first 6% of eligible pay. The Company's matching contributions are invested in Sempra Energy common stock. Employer contributions are funded, in part, from the Sempra Energy Stock Ownership Plan and Trust.

              DISCRETIONARY INCENTIVE CONTRIBUTION - If established performance goals and targets of Sempra Energy are met in accordance with the terms of the incentive match guidelines established each year, the Company will make an additional matching contribution as determined by the Board of Directors of Sempra Energy. For 2000 and 1999, incentive contributions of 1% and 3/4 of 1%, respectively, of eligible compensation were made. The incentive contributions were made on March 15, 2001 and 2000 to all employees employed on December 31, 2000 and 1999, respectively. The contributions were made in the form of Company stock.

      PARTICIPANT ACCOUNTS - Separate accounts are maintained for each participant. Each participant's account is credited with the participant's contributions and the Employer's nonelective matching contribution, discretionary incentive contribution, and an allocation of investment earnings of the Plan and fees. Allocations are based on participants' contributions or account balances, as defined in the Plan document.

      VESTING - All participant accounts are fully vested and nonforfeitable at all times.

      INVESTMENT OPTIONS - All investments are held in the Master Trust (see
      Note 5). Employees elect to have their contributions invested in increments of 10% in Sempra Energy common stock or specific mutual funds offered by T. Rowe Price Trust Company ("T. Rowe Price"), trustee of the Plan.

      Effective February 1, 2000, the Plan was amended to allow contributions to be invested in increments of 1% and the investment choices were increased to allow participants to invest in specific mutual funds offered by Fidelity Investment Managers and a broad range of funds through a brokerage window. Participants may invest a maximum of 50% of the value of their accounts (excluding the Employer Contribution Account) in the brokerage window.

      PAYMENT OF BENEFITS - Provisions of the Plan include certain restrictions on the form and timing of distributions to withdrawing participants. In general, benefits are payable upon retirement, death, disability or termination of service.

      PLAN TERMINATION - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The Plan maintains its financial statements on the accrual basis of accounting.

      USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

      INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investments are stated at fair value based on quoted market prices. Loans are carried at cost plus accrued interest, which approximates fair value. Purchases and sales of securities are recorded on trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      BENEFIT PAYMENTS - Payments are recorded when paid.

3.    TAX STATUS

      The Company has not yet requested from the Internal Revenue Service a determination letter stating that the Plan, as designed, is in compliance with the applicable requirements of the IRC. The Plan's administrator and tax counsel believe that the Plan is designed and operated in accordance with the applicable sections of the IRC, and that the underlying trust is exempt from taxation under Section 501(a) of the IRC.

4.    PARTICIPANT LOANS

      The participants may borrow against the balances in their individual accounts within the Plan. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000, and the fee charged to process a loan is paid by the participant who takes out the loan. Loans have a maximum repayment period of five years. The loans bear interest at 1% above the prime rate, as published in the Wall Street Journal, at the time the loan is made.

5.    INVESTMENTS IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

      The Plan's assets are held in a trust account at T. Rowe Price, the trustee of the Plan, and consist of an interest in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan has an approximate interest of 13% in the net assets available for benefits of the Master Trust at both December 31, 2000 and 1999.

      Net earnings of the Master Trust are allocated daily by T. Rowe Price to each participant account balance. Net earnings include interest income, dividend income and net appreciation (depreciation) of investments. Benefit payments, contributions and expenses are made on a specific-identification basis.

      The assets available for benefits of the Master Trust at December 31, 2000 and 1999 are summarized as follows:

                                                                                       2000           1999

Sempra Energy common stock                                                          $ 500,667      $ 397,997
Mutual funds                                                                          424,965        444,210
Participant loans                                                                      17,050         15,835
                                                                                      -------        -------

Assets available for benefits                                                       $ 942,682      $ 858,042
                                                                                    ==========     =========


      Net appreciation (depreciation), dividend and interest income of the Master Trust for the year ended December 31, 2000 and 1999 is summarized as follows:

                                                                                    2000             1999
Net appreciation (depreciation) of investments:
  Sempra Energy common stock                                                         $129,233      $(120,700)
  Mutual funds                                                                       (27,173)          47,813

Dividends                                                                              31,988          38,051
Interest                                                                                1,369           1,340

6.    NONPARTICIPANT-DIRECTED INVESTMENTS (DOLLARS IN THOUSANDS)

      The Company's contributions to the Plan are invested solely in Sempra Energy common stock. These contributions are classified as nonparticipant-directed investments. Information about the Plan's net assets and the significant components of the Plan's changes in net assets relating to the nonparticipant-directed investments for the year ended December 31, 2000 and 1999 are as follows:

                                                                                      2000             1999
NET ASSETS:
Sempra Energy common stock in the Master Trust                                       $29,553         $21,401
                                                                                   =========         =======

CHANGES IN NET ASSETS:
Contributions                                                                        $ 3,924         $ 3,372
Net investment income (loss)                                                           8,431          (6,430)
Distributions to participants or their beneficiaries                                  (5,182)         (1,274)
Transfers from plans of related entities                                                 979           4,378
                                                                                    --------         -------

Total changes in net assets                                                          $ 8,152         $    46
                                                                                    =========        =======



                                  * * * * * *

     SEMPRA ENERGY TRADING RETIREMENT SAVINGS PLAN

     FINANCIAL STATEMENTS FOR THE YEARS ENDED
     DECEMBER 31, 2000 AND 1999 AND
     INDEPENDENT AUDITORS' REPORT

SEMPRA ENERGY TRADING RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS


----------------------------------------------------------------------------------------------------------------------


                                                                                                                  PAGE
INDEPENDENT AUDITORS' REPORT                                                                                        1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2000 AND 1999 AND FOR THE YEARS THEN
   ENDED:

   Statements of Assets Available for Benefits                                                                      2

   Statements of Changes in Assets Available for Benefits                                                           3

   Notes to Financial Statements                                                                                  4-7

Certain schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or as they are filed by the Trustee of the Master Trust in which the Plan participates.

INDEPENDENT AUDITORS' REPORT

Sempra Energy Trading Retirement Savings Plan:

We have audited the accompanying statements of assets available for benefits of Sempra Energy Trading Retirement Savings Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

San Diego, California
May 31, 2001

SEMPRA ENERGY TRADING RETIREMENT SAVINGS PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999
(DOLLARS IN THOUSANDS)

--------------------------------------------------------------------------------

                                                           2000           1999
INVESTMENT:
  At fair value:
    Investment in Master Trust                            $6,642         $ 4,742
                                                        --------         -------
RECEIVABLES:
    Dividends                                                 22              22
    Employer contributions                                   189             102
                                                        --------         -------
            Total receivables                                211             124
                                                        --------         -------
ASSETS AVAILABLE FOR BENEFITS                             $6,853         $ 4,866
                                                        ========         =======


See notes to financial statements.

SEMPRA ENERGY TRADING RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2000 AND 1999
(DOLLARS IN THOUSANDS)

--------------------------------------------------------------------------------------------------------------

                                                                                        2000         1999
ADDITIONS:
  Net investment income:
    Equity in net investment income of the Master Trust                                   $  486        $ 224
    Less investment expenses                                                                   2            6
                                                                                         -------        -----

           Net investment income                                                             484          218
                                                                                         -------        -----
CONTRIBUTIONS:
    Employer                                                                                 613          516
    Participating employees                                                                1,417        1,412
                                                                                         -------        -----
           Total contributions                                                             2,030        1,928
                                                                                         -------        -----
           Total additions                                                                 2,514        2,146
                                                                                         -------        -----
DEDUCTIONS:
  Distributions to participants or their beneficiaries                                       457           98
  Transfers to plans of related entities                                                      70          315
                                                                                         -------        -----

           Total deductions                                                                  527          413
                                                                                         -------        -----

NET INCREASE                                                                               1,987        1,733

ASSETS AVAILABLE FOR BENEFITS:

  Beginning of year                                                                        4,866        3,133
                                                                                         -------        -----
  End of year                                                                             $6,853       $4,866
                                                                                         =======        =====


See notes to financial statements.

SEMPRA ENERGY TRADING RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2000 AND 1999

--------------------------------------------------------------------------------


1.    PLAN DESCRIPTION AND RELATED INFORMATION

      The following description of the Sempra Energy Trading Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      GENERAL - The Plan is a defined contribution plan that provides employees of Sempra Energy Trading or any affiliate who has adopted this Plan (the "Company" or "Employer") with retirement benefits. Employees may participate immediately in the Plan and, after one year in which they complete 1,000 hours of service, receive an employer matching contribution. Employees may make regular savings investments in common stock of Sempra Energy, the Parent Company, and other optional investments permitted by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      Effective December 31, 1999, the Plan was amended to allow all employees of the Company who are employed on the last day of the Plan year to participate in the discretionary incentive contribution.

      The Plan was amended, effective June 1, 2000, to allow for automatic deferrals for employees who neither elect a specific deferral percentage, nor elect not to participate in the Plan. The automatic deferral is an amount equal to 3% of eligible pay and the investment vehicle is the Retirement Strategy Trust-Balanced Fund.

      ADMINISTRATION - Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. All investment expenses are paid by the Plan, including recordkeeping, trustee fees and investment management fees.

      CONTRIBUTIONS - Contributions to the Plan can be made under the following provisions:

          PARTICIPATING EMPLOYEE CONTRIBUTIONS - Pursuant to Section 401(a) of the Internal Revenue Code (the "IRC"), each participant may contribute, on a pre-tax basis, up to 9% of eligible pay. Additional after-tax contributions may be made up to a total contribution (before and after-tax) of 15% of a participant's base pay. Total individual pre-tax contributions in calendar years 2000 and 1999 were limited by law to $10,500 and $10,000, respectively.

          EMPLOYER NONELECTIVE MATCHING CONTRIBUTION - After one year of service in which an employee worked at least 1,000 hours of service, the Company makes contributions to the Plan based on the participant's contributions and years of service as follows:

         Less than five years of service....  1/3 of participant contributions up to 6% of eligible pay
         Five to ten years of service........ 2/3 of participant contributions up to 6% of eligible pay
         Ten years or more of service......   100% of participant contributions
                                              up to 6% of eligible pay

          The Company will also provide an additional matching contribution of 15% of the participant's total pre-tax contribution, subject to certain limitations described in the Plan document.

          The Company's matching contributions are invested in Sempra Energy common stock.

          DISCRETIONARY INCENTIVE CONTRIBUTION - If established performance goals and targets of Sempra Energy are met in accordance with the terms of the incentive match guidelines established each year, the Company will make an additional matching contribution as determined by the Board of Directors of Sempra Energy. For 2000 and 1999, incentive contributions of 1% and 3/4 of 1%, respectively, of eligible compensation were made. The incentive contributions were made on March 15, 2001 and 2000 to all employees employed on December 31, 2000 and 1999, respectively. The contributions were made in the form of Sempra Energy common stock.

      PARTICIPANT ACCOUNTS - Separate accounts are maintained for each participant. Each participant employee's account is credited with the participant's contributions, allocations of the Employer's non-elective matching contribution, discretionary incentive contribution, and investment earnings of the Plan and fees. Allocations are based on participants' contributions or account balances, as defined in the Plan document.

      VESTING - All participant accounts are fully vested and nonforfeitable at all times.

      INVESTMENT OPTIONS - All investments are held in the Sempra Energy Savings Master Trust ("Master Trust") (See note 5). Prior to February 1, 2000, employees can elect to have their contributions invested in increments of 10% in Sempra Energy common stock or specific mutual funds offered by T. Rowe Price Trust Company ("T. Rowe Price"), trustee of the Plan.

      Effective February 1, 2000, the Plan was amended to allow contributions to be invested in increments of 1% and the investment choices were increased to allow participants to invest in specific mutual funds offered by Fidelity Investment Managers and a broad range of funds through a brokerage window. Participants may invest a maximum of 50% of the value of their accounts (excluding the Employer Contribution Account) in the brokerage window.

      PAYMENT OF BENEFITS - Provisions of the Plan include certain restrictions on the form and timing of distributions to withdrawing participants. In general, benefits are payable upon retirement, death, disability or termination of service.

      PLAN TERMINATION - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

      RECLASSIFICATIONS - Certain amounts in the 1999 financial statements have been reclassified to conform to the 2000 presentation.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The Plan maintains its financial statements on the accrual basis of accounting.

      USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

      INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investments are stated at fair value based on quoted market prices. Loans are carried at cost plus accrued interest, which approximates fair value. Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      BENEFIT PAYMENTS - Payments are recorded when paid.

3.    TAX STATUS

      The Company has not yet requested from the Internal Revenue Service a determination letter stating that the Plan, as designed, is in compliance with the applicable requirements of the IRC. The Plan's administrator and tax counsel believe that the Plan is designed and operated in accordance with the applicable sections of the IRC, and that the underlying trust is exempt from taxation under Section 501(a) of the IRC.

4.    PARTICIPANT LOANS

      The Plan permits participants to borrow against the balances in their individual accounts within the Master Trust. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000, and the fee charged for processing a loan is paid by the participant who takes out the loan. Loans have a maximum repayment period of five years. The loans bear interest at 1% above the prime rate, as published in the Wall Street Journal, at the time the loan is made.

5.    INVESTMENTS IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

      The Plan's assets are held in a trust account at T. Rowe Price, the trustee of the Plan, and consist of an interest in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy, for investment and administrative purposes. The Plan has an approximate 1% interest in the net assets available for plan benefits of the Master Trust at both December 31, 2000 and 1999.

      Net earnings of the Master Trust are allocated daily by T. Rowe Price to each participant account balance. Net earnings include interest income, dividend income and net appreciation (depreciation) of investments. Benefit payments, contributions and expenses are made on a specific-identification basis.

      The assets available for benefits of the Master Trust at December 31, 2000 and 1999 are summarized as follows:


                                                         2000            1999

Sempra Energy common stock                            $ 500,667       $ 397,997
Mutual funds                                            424,965         444,210
Participant loans                                        17,050          15,835
                                                       --------        --------

Assets available for benefits                         $ 942,682       $ 858,042
                                                       ========        ========

      Net appreciation (depreciation), dividends, and interest for the Master Trust for the years ended December 31, 2000 and 1999 are as follows:


                                                        2000             1999
Net appreciation (depreciation) of investments:
  Sempra Energy common stock                          $129,233       $(120,700)
  Mutual funds                                         (27,173)         47,813
Dividends                                               31,988          38,051
Interest                                                 1,369           1,340


7.       NONPARTICIPANT-DIRECTED INVESTMENTS (DOLLARS IN THOUSANDS)

      The Company's contributions to the Plan are invested solely in Sempra Energy common stock. These contributions are classified as nonparticipant-directed investments. Information about the Plan's net assets and the significant components of the Plan's changes in net assets relating to the nonparticipant-directed investments for the years ended December 31, 2000 and 1999 are as follows:


                                                                           2000        1999

NET ASSETS:
  Sempra Energy common stock in the Master Trust                         $ 1,886       $ 922
                                                                         =======       =====

CHANGES IN NET ASSETS:
  Contributions                                                            $ 614       $ 516
  Net investment (loss) income                                               470        (240)
  Distributions to participants or their beneficiaries                       (99)        (14)
  Transfers to plans of related entities                                     (21)        (73)
                                                                         -------       -----
Total changes in net assets                                                $ 964       $ 189
                                                                         =======       =====

                                   * * * * * *

     SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN
     FINANCIAL STATEMENTS FOR THE YEARS ENDED
     DECEMBER 31, 2000 AND 1999 AND
     INDEPENDENT AUDITORS' REPORT

SOUTHERN CALIFORNIA GAS COMPANY
RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

-----------------------------------------------------------------------------------------------------------------------


                                                                                                                  PAGE

INDEPENDENT AUDITORS' REPORT                                                                                        1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2000 AND 1999 AND FOR THE YEARS THEN
   ENDED:

   Statements of Assets Available for Benefits                                                                      2

   Statements of Changes in Assets Available for Benefits                                                           3

   Notes to Financial Statements                                                                                  4-7


Certain schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or as they are filed by the trustee of the Master Trust in which the Plan participates.

INDEPENDENT AUDITORS' REPORT


Southern California Gas Company Retirement Savings Plan:

We have audited the accompanying statements of assets available for benefits of Southern California Gas Company Retirement Savings Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in assets available for benefits of the Plan for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP


San Diego, California
May 31, 2001

SOUTHERN CALIFORNIA GAS COMPANY
RETIREMENT SAVINGS PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999
(DOLLARS IN THOUSANDS)

--------------------------------------------------------------------------------

                                                          2000            1999

CASH AND CASH EQUIVALENTS                                $   80          $   49
                                                       --------         -------

INVESTMENT:
  At fair value:
    Investment in Master Trust                          475,586         425,008
                                                       --------         -------

RECEIVABLES:
  Dividends                                               2,626           4,279
  Employer contributions                                    827             650
                                                       --------         -------

           Total receivables                              3,453           4,929
                                                       --------         -------

ASSETS AVAILABLE FOR BENEFITS                          $479,119        $429,986
                                                       ========        ========

See notes to financial statements.

SOUTHERN CALIFORNIA GAS COMPANY
RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2000 AND 1999
(DOLLARS IN THOUSANDS)

-----------------------------------------------------------------------------------------------------------


                                                                                    2000            1999

ADDITIONS:
  Net investment income (loss):
    Equity in net investment income (loss) of the Master Trust                    $ 76,783       $ (51,789)
    Less investment expenses                                                           148             186
                                                                                   --------      ---------

           Net investment income (loss)                                             76,635         (51,975)
                                                                                   --------      ---------


  Contributions:
    Employer                                                                         7,566           7,108
    Participating employees                                                         19,234          18,411
                                                                                  --------          ------

           Total contributions                                                      26,800          25,519
                                                                                   --------      ---------

           Net additions (deductions)                                              103,435         (26,456)
                                                                                  --------        --------

DEDUCTIONS:
  Distributions to employees, retirees or their beneficiaries                       53,484          26,049
  Transfers to plans of related entities                                               818           1,391
                                                                                   --------      ---------

           Total deductions                                                         54,302          27,440
                                                                                   --------      ---------

NET INCREASE (DECREASE)                                                             49,133         (53,896)

ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                                429,986         483,882
                                                                                   -------         -------

  End of year                                                                     $479,119        $429,986
                                                                                  ========        ========


See notes to financial statements.

SOUTHERN CALIFORNIA GAS COMPANY
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------


1.    PLAN DESCRIPTION AND RELATED INFORMATION

      The following description of the Southern California Gas Company Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      GENERAL - The Plan is a defined contribution plan that provides employees of Southern California Gas Company or any affiliate who has adopted this Plan (the "Company" or "Employer") with retirement benefits. Employees who are not covered by a collective bargaining agreement may participate immediately in the Plan and, after one year in which they complete 1,000 hours of service, receive an employer matching contribution. Employees who are covered by a collective bargaining agreement may participate upon completion of one year of service in which they work 1,000 hours and immediately receive an employer matching contribution. Employees may make regular savings investments in common stock of Sempra Energy, the Parent Company, and other optional investments permitted by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      Effective December 31, 1999, the Plan was amended to allow all non-represented employees of the Company who are employed on the last day of the Plan year to participate in the discretionary incentive contribution.

      The Plan was amended effective June 1, 2000, to allow for automatic deferrals for employees who neither elect a specific deferral percentage, nor elect not to participate in the Plan. The automatic deferral is an amount equal to 3% of eligible pay and the investment vehicle is the Retirement Strategy Trust-Balanced Fund.

      ADMINISTRATION - Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. All investment expenses are paid by the Plan, including recordkeeping, trustee fees and investment management fees.

      CONTRIBUTIONS - Contributions to the Plan can be made under the following provisions:

           PARTICIPATING EMPLOYEE CONTRIBUTIONS: NON-REPRESENTED EMPLOYEES - Pursuant to Section 401(a) of the Internal Revenue Code (the "IRC"), each participant may contribute up to 15% of eligible pay on a pre-tax basis, after-tax basis, or a combination. Total individual pre-tax contributions in calendar years 2000 and 1999 were limited by law to $10,500 and $10,000, respectively.

           PARTICIPATING EMPLOYEE CONTRIBUTIONS: REPRESENTED EMPLOYEES - Pursuant to Section 401(a) of the IRC, each participant may contribute up to 14% (up to 9% pre-tax) of base pay for represented employees. Total individual pre-tax contributions in calendar years 2000 and 1999 were limited by law to $10,500 and $10,000, respectively.

           EMPLOYER NONELECTIVE MATCHING CONTRIBUTION - The Company makes matching contributions to the Plan equal to 50% of each participant's contribution, up to the first 6% of eligible pay. The Company's matching contributions are invested in Sempra Energy common stock. Employer contributions are funded in part from the Sempra Energy Stock Ownership Plan and Trust. Both represented and non-represented employees are eligible for the employer nonelective matching contribution.

           DISCRETIONARY INCENTIVE CONTRIBUTION - If established performance goals and targets of Sempra Energy are met in accordance with the terms of the incentive match guidelines established each year, the Company will make an additional matching contribution as determined by the Board of Directors of Sempra Energy for non-represented employees. For 2000 and 1999, an incentive contribution of 1% and 3/4 of 1% of eligible compensation was made on March 15, 2001 and 2000 to all employees employed on December 31, 2000 and 1999, respectively. The contribution was made in the form of Sempra Energy common stock.

      PARTICIPANT ACCOUNTS - Separate accounts are maintained for each participant. Each participant employee's account is credited with the participant's contributions, the Employer's nonelective matching contributions, and an allocation of investment earnings and fees. Allocations are based on participants' contributions or account balances, as defined in the Plan document.

      VESTING - All participant accounts are fully vested and nonforfeitable at all times.

      INVESTMENT OPTIONS - All investments are held in the Sempra Energy Savings Master Trust ("Master Trust") (see Note 5). Employees elect to have their contributions invested in increments of 10% in Sempra Energy common stock or specific mutual funds offered by T. Rowe Price Trust Company ("T. Rowe Price"), trustee of the Plan.

      Effective February 1, 2000, the Plan was amended to allow contributions to be invested in increments of 1% and the investment choices were increased to allow participants to invest in specific mutual funds offered by Fidelity Investment Managers and a broad range of funds through a brokerage window. Participants may invest a maximum of 50% of the value of their accounts (excluding the Employer Contribution Account) in the brokerage window.

      PAYMENT OF BENEFITS - Provisions of the Plan include certain restrictions on the form and timing of distributions to withdrawing participants. In general, benefits are payable upon retirement, death, disability or termination of service.

      PLAN TERMINATION - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions ERISA.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The Plan maintains its financial statements on the accrual basis of accounting.

      USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

      INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investments are stated at fair value based on quoted market prices. Loans are carried at cost plus accrued interest that approximates fair value. Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      BENEFIT PAYMENTS - Payments are recorded when paid.

3.    TAX STATUS

      On November 19, 1996, the Internal Revenue Service issued the Plan a favorable determination letter stating that the Plan, as then designed was in compliance with the applicable sections of the IRC, and the underlying trust is therefore exempt from taxation under Section 501(a) of the IRC. Once qualified, the Plan is required to operate in accordance with applicable sections of the IRC and ERISA. The Plan has been amended since receiving the determination letter. The Plan's administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

4.    PARTICIPANT LOANS

      The Plan permits participants to borrow against the balances in their individual accounts within the Master Trust. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000, and the fee charged to process each loan is paid by each participant who takes out a loan. All loans have a maximum repayment period of five years. The loans bear interest at 1% above the prime rate, as published in the Wall Street Journal, at the time the loan is made.

5.    INVESTMENTS IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

      The Plan's assets are held in a trust account at T. Rowe Price, the trustee of the Plan, and consist of an interest in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy, for investment and administrative purposes. The Plan has an approximate interest of 50% in the net assets available for plan benefits of the Master Trust at both December 31, 2000 and 1999.

      Net earnings of the Master Trust are allocated daily by T. Rowe Price to each participant account balance. Net earnings include interest income, dividend income and net appreciation (depreciation) of investments. Benefit payments, contributions and expenses are made on a specific-identification basis.

      The assets available for benefits of the Master Trust at December 31, 2000 and 1999 are summarized as follows:


                                                                        2000            1999

      Sempra Energy common stock                                      $500,667        $397,997
      Mutual funds                                                     424,965         444,210
      Participant loans                                                 17,050          15,835
                                                                     ---------        --------

      Assets available for benefits                                   $942,682        $858,042
                                                                     =========        ========

        Net appreciation (depreciation), dividends, and interest for the Master Trust for the years ended December 31, 2000 and 1999 are as follows:

                                                          2000            1999

       Net appreciation (depreciation) of investments:
         Sempra Energy common stock                      $ 129,233       $  (120,700)
         Mutual funds                                      (27,173)           47,813
       Dividends                                            31,988            38,051
       Interest                                              1,369             1,340

6.    NONPARTICIPANT-DIRECTED INVESTMENTS (DOLLARS IN THOUSANDS)

      The Company's contributions to the Plan are invested solely in Sempra Energy common stock. These contributions are classified as nonparticipant-directed investments. Information about the Plan's net assets and the significant components of the Plan's changes in net assets relating to the nonparticipant-directed investments for the years ended December 31, 2000 and 1999 are as follows:

                                                                                 2000            1999
      NET ASSETS:
        Sempra Energy common stock in the Master Trust

                                                                                $ 128,804      $  96,212
                                                                                ==========     ==========

      CHANGES IN NET ASSETS:
        Contributions                                                           $   7,566      $   7,108
        Net investment income (loss)                                               36,833        (32,957)
        Distributions to employees, retirees or their beneficiaries               (11,661)        (5,797)
        Transfers to plans of related entities                                       (146)          (268)
                                                                                ----------     ----------

      Total changes in net assets                                               $  32,592      $ (31,914)
                                                                                ==========     ==========

                                       ******

     SEMPRA ENERGY
     SERVICES SAVINGS PLAN

     FINANCIAL STATEMENTS FOR THE YEARS ENDED
     DECEMBER 31, 2000 AND 1999 AND
     SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2000 AND
     INDEPENDENT AUDITORS' REPORT

SEMPRA ENERGY SERVICES SAVINGS PLAN

TABLE OF CONTENTS

----------------------------------------------------------------------------------------------------------------------

                                                                                                                  PAGE

INDEPENDENT AUDITORS' REPORT                                                                                        1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2000 AND 1999 AND FOR THE YEARS THEN
  ENDED:

   Statements of Assets Available for Benefits                                                                      2

   Statements of Changes in Assets Available for Benefits                                                           3

   Notes to Financial Statements                                                                                  4-8

SUPPLEMENTAL SCHEDULE AT DECEMBER 31, 2000

   Schedule of Assets Held for Investment Purposes at End of Year                                                   9


Certain schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or as they are filed by the trustee of the Master Trust in which the Plan participates.

INDEPENDENT AUDITORS' REPORT

Sempra Energy Services Savings Plan:

We have audited the accompanying statements of assets available for benefits of Sempra Energy Services Savings Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2000 financial statements taken as a whole.

/s/ Deloitte & Touche LLP

San Diego, California
May 31, 2001

SEMPRA ENERGY SERVICES SAVINGS PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999

(DOLLARS IN THOUSANDS)

--------------------------------------------------------------------------------


                                                           2000         1999
INVESTMENTS:
  At fair value:
    Investment in Master Trust                       $          -       $ 1,542
    Pooled separate accounts                                  674           866
    Guaranteed interest accounts                              103           120
                                                            -----        ------

           Total investments                                  777         2,528
                                                            -----        ------

RECEIVABLES:

  Dividends                                                     -            10
  Employer contributions                                        -            22
  Participating employee contributions                          -            22
                                                            -----        ------
           Total receivables                                    -            54
                                                            -----        ------
ASSETS AVAILABLE FOR BENEFITS                               $ 777       $ 2,582
                                                            =====        ======

See notes to financial statements.

SEMPRA ENERGY SERVICES SAVINGS PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2000 AND 1999

(DOLLARS IN THOUSANDS)

---------------------------------------------------------------------------------------------

                                                                         2000          1999
ADDITIONS:
  Net investment income:
    Equity in net investment income of the Master Trust                  $  69         $  71
    Net appreciation in fair value of investments                           13            58
    Dividends and interest                                                   9            20
    Less investment expenses                                                 -             4
                                                                         -----         -----

           Net investment income                                            91           145
                                                                         -----         -----

  Contributions:

    Employer                                                               168           207
    Participating employees                                                422           624
                                                                         -----         -----

           Total contributions                                             590           831
                                                                         -----         -----

           Total additions                                                 681           976
                                                                         -----         -----

DEDUCTIONS:

  Distributions to participants or their beneficiaries                     280           162
  Administrative expenses                                                    3            15
                                                                         -----         -----

           Total deductions                                                283           177
                                                                         -----         -----

TRANSFERS (TO) FROM PLANS OF RELATED ENTITIES (Note 1)                  (2,203)          794
                                                                         -----         -----

NET (DECREASE) INCREASE                                                 (1,805)        1,593

ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                      2,582           989
                                                                         -----         -----

  End of year                                                            $ 777       $ 2,582
                                                                         =====         =====

See notes to financial statements.

SEMPRA ENERGY SERVICES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2000 AND 1999

--------------------------------------------------------------------------------


1.    PLAN DESCRIPTION AND RELATED INFORMATION

      The following description of the Sempra Energy Services Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      GENERAL - The Plan is a defined contribution plan, adopted on January 1, 1998, and amended and restated on January 1, 1999. The Plan provides employees of Sempra Energy Services or any affiliate who has adopted this Plan (the "Company" or "Employer") with retirement benefits. Employees may participate immediately in the Plan and, after one year in which they complete 1,000 hours of service, receive an employer contribution. Employees may make regular savings investments in common stock of Sempra Energy, the Parent Company, and other optional investments permitted by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      Effective December 31, 1999, the Plan was amended to allow all employees of the Company who are employed on the last day of the Plan year to participate in the discretionary incentive contribution.

      The Plan was amended, effective June 1, 2000, to allow for automatic deferrals for employees who neither elect a specific deferral percentage, nor elect not to participate in the Plan. The automatic deferral is an amount equal to 3% of eligible pay and the investment vehicle is the Retirement Strategy Trust-Balanced Fund.

      Effective July 1, 2000, all Plan assets held in the Sempra Energy Savings Master Trust (the "Master Trust") at T. Rowe Price Trust Company ("T. Rowe Price") merged with the Sempra Energy Savings Plan and were transferred within 30 days. All assets held at the Principal Group remained in the Plan.

      Effective July 1, 2000, no new contributions were made to the Plan and all employees of the Company became eligible to participate in the Sempra Energy Savings Plan.

      ADMINISTRATION - Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. All investment expenses are paid by the Plan, including record keeping, trustee fees and investment management fees.

      CONTRIBUTIONS - Contributions to the Plan can be made under the following provisions:

              PARTICIPATING EMPLOYEE CONTRIBUTIONS - Pursuant to Section 401(a) of the Internal Revenue Code (the "IRC"), each participant may contribute up to 15% of eligible pay on a pre-tax basis, an after-tax basis, or a combination. Total individual pre-tax contributions in calendar years 2000 and 1999 were limited by law to $10,500 and $10,000, respectively.

              EMPLOYER NONELECTIVE MATCHING CONTRIBUTIONS - The Company makes matching contributions to the Plan equal to 50% of each participant's contribution, up to the first 6% of eligible pay. The Company's matching contributions are invested in Sempra Energy common stock.

              DISCRETIONARY INCENTIVE CONTRIBUTION - If established performance goals and targets of Sempra Energy are met in accordance with the terms of the incentive match guidelines established each year, the Company will make an additional contribution as determined by the Board of Directors of Sempra Energy. For 2000 and 1999, incentive contributions of 1% and 3/4 of 1%, respectively, of eligible compensation were made. The incentive contributions were made on March 15, 2001 and 2000 to all employees employed on December 31, 2000 and 1999, respectively. The contributions were made in the form of Sempra Energy common stock.

      PARTICIPANT ACCOUNTS - Separate accounts are maintained for each participant. Each participant's account is credited with the participant's contributions, Employer contributions, and an allocation of investment earnings of the Plan and is reduced by an allocation of fees. Allocations are based on participants' contributions or account balances, as defined in the Plan document.

      VESTING - All participant accounts are fully vested and nonforfeitable at all times.

      INVESTMENT OPTIONS - Prior to January 1, 1999, participants accounts were maintained by the Principal Group. Effective January 1, 1999 the Plan was amended and restated. Participant account balances in the Plan at December 31, 1998 are frozen. The investments in these accounts can be directed into guaranteed interest accounts or mutual funds in pooled separate accounts offered by a group annuity contract held at the Principal Group.

      Prior to February 1, 2000, employees elect to have their contributions invested in increments of 10% in Sempra Energy common stock or mutual funds offered by T. Rowe Price, trustee of the Plan.

      Effective February 1, 2000, the Plan was amended to allow contributions to be invested in increments of 1% and the investment choices were increased to allow participants to invest in specific mutual funds offered by Fidelity Investment Managers and a broad range of funds through a brokerage window. Participant may invest a maximum of 50% of the value of their accounts (excluding the Employer Contribution Account) in the brokerage window.

      PAYMENT OF BENEFITS - Provisions of the Plan include certain restrictions on the form and timing of distributions to withdrawing participants. In general, benefits are payable upon retirement, death, disability or termination of service.

      PLAN TERMINATION - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. However, the Company intends to merge the remaining Plan assets with the Sempra Energy Savings Plan in 2001.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The Plan maintains its financial statements on the accrual basis of accounting.

      USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

      INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investments in the Master Trust and Principal Group pooled separate accounts are stated at fair value based on quoted market prices of the underlying investments. The Plan's investment in the Principal Group guaranteed interest accounts are stated at fair value based on the difference between the current average interest rates for Treasury bonds, bills, and notes and the interest rates on the accounts as well as the remaining time until maturity. Purchases and sales of securities are recorded on trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      BENEFIT PAYMENTS - Payments are recorded when paid.

3.    TAX STATUS

      The Company has not yet requested, from the Internal Revenue Service, a determination letter stating that the Plan, as designed, is in compliance with the applicable requirements of the IRC. The Plan's administrator and tax counsel believe that the Plan is designed and operated in accordance with the applicable sections of the IRC, and that the underlying trust is exempt from taxation under Section 501(a) of the IRC.

4.    PARTICIPANT LOANS

      The Plan was amended effective January 1, 1999 to permit participants to borrow against the balances in their individual accounts within the Master Trust. A participant is limited to borrowing a maximum of 50% of the present value of the participants' account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000, and the fee charged to process a loan is paid by the participant who takes out the loan. Loans have a maximum repayment period of five years. The loans bear interest at 1% above the prime rate, as published in the Wall Street Journal, at the time the loan is made.

5.    INVESTMENT INFORMATION (DOLLARS IN THOUSANDS)

         Investments that represent 5% or more of the Plan's net assets at December 31, 2000 and 1999 are identified below:

                                                                           2000         1999

Investment in Master Trust                                                  $ -       $1,542

Pooled Separate Accounts:
  Large Cap Stock Index Account                                             126          150
  Medium Company Blend Account                                               89          127
  Guaranteed Interest Account                                               103            -
  Small Company Blend Account                                                84            -
  Stock Emphasis Balanced Account                                            71            -
  Medium Company Value Account                                               61            -
  Large Company Blend Account                                                59            -
  International Stock Account                                                54            -
  Government Securities Account                                              45            -

      The net appreciation (depreciation) in the fair value of the Principal Group investments, dividends, and interest are summarized as follows for the years ended December 31, 2000 and 1999:

                                                                          2000         1999

Net appreciation (depreciation) in fair value of investments:             $  11        $  60
  Guaranteed interest accounts                                                2           (2)
Dividends                                                                     3            8
Interest                                                                      6           12


6.    INVESTMENTS IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

      Except for the frozen account balances maintained in a group annuity contract at the Principal Group (see Note 1), the Plan's assets, at December 31, 1999, are held in a trust account at T. Rowe Price, and consist of an interest in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan had an approximate .5% interest in the net assets available for benefits of the Master Trust at December 31, 1999. On July 31, 2000, the Plan's interest in the Master Trust was transferred to the Sempra Energy Savings Plan.

      Net earnings of the Master Trust are allocated daily by T. Rowe Price to each participant's account balance. Net earnings include interest income, dividend income and net appreciation (depreciation) of investments. Benefit payments, contributions and expenses are made on a specific-identification basis.

      The assets available for benefits of the Master Trust at December 31, 1999 are summarized as follows:

Sempra Energy common stock                                            $ 397,997
Mutual funds                                                            444,210
Participant loans                                                        15,835
                                                                       --------

Assets available for benefits                                         $ 858,042
                                                                       ========


      Net appreciation (depreciation), dividends, and interest for the Master Trust for the seven months ended July 31, 2000 (date of asset transfer) and the year ended December 31, 1999 are as follows:

                                                 SEVEN MONTHS            YEAR
                                                    ENDED               ENDED
                                                   JULY 31,          DECEMBER 31,
                                                     2000                1999
                                                (DATE OF ASSET
                                                  TRANSFER)

Net appreciation (depreciation) of investments:
   Sempra Energy common stock                         $  30,550      $ (120,700)
   Mutual funds                                            (903)         47,813
Dividends                                                11,731          38,051
Interest                                                    824           1,340


7.    NONPARTICIPANT-DIRECTED INVESTMENTS (DOLLARS IN THOUSANDS)

      The Company's contributions to the Plan are invested solely in Sempra Energy common stock. These contributions are classified as nonparticipant-directed investments. Information about the Plan's net assets and the significant components of the Plan's changes in net assets relating to the nonparticipant-directed investments for the seven months ended July 31, 2000 (date of asset transfer) and the year ended December 31, 1999 are as follows:


                                                              SEVEN MONTHS
                                                                  ENDED
                                                                 JULY 31,            YEAR
                                                                   2000              ENDED
                                                              (DATE OF ASSET      DECEMBER 31,
                                                                 TRANSFER)           1999

NET ASSETS:
  Sempra Energy common stock in the Master Trust                   $   -              $  299
                                                                   ======             ======
CHANGES IN NET ASSETS:
  Contributions                                                    $  168             $  207
  Net investment income (loss)                                         42                (39)
  Distributions to participants or their beneficiaries                (15)               (18)
  Transfers (to) from plans of related entities                      (494)               149
                                                                    ------            ------

Total changes in net assets                                        $ (299)            $ 299
                                                                   =======            ======


8.    NONEXEMPT TRANSACTION WITH PARTY-IN-INTEREST

      The Company did not remit March, May and September 1999 contributions withheld from participants' pay within the time period required by the DOL. Such late remittance is considered a prohibited transaction and was reported on the Supplemental Schedule of Nonexempt Transactions accompanying the Form 5500 for the year ended December 31, 1999. The March, May and September 1999 participant and employer matching contributions of $97,921, $30,408 and $33,866, respectively, were remitted to the plan in the months following the months the contributions were withheld. An additional $1,269, representing lost earnings due to late remittance, was paid to the Plan by the Company and allocated to the affected participants' accounts. The Company has complied with all required filings related to the nonexempt transaction.

                                     ******

SEMPRA ENERGY SERVICES SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 2000
(DOLLARS IN THOUSANDS)


--------------------------------------------------------------------------------
                                                                          FAIR
                          DESCRIPTION                                     VALUE

*PRINCIPAL FINANCIAL GROUP
GUARANTEED INTEREST ACCOUNTS

3-year, matures December 31, 2000, 5.02% to 5.29%                          $ 27
5-year, matures December 31, 2000, 6.05% to 6.60%                             5
3-year, matures December 31, 2001, 4.75% to 5.06%                            42
5-year, matures December 31, 2001, 5.74% to 5.80%                             2
3-year, matures December 31, 2002, 6.30%                                     23
5-year, matures December 31, 2002, 5.13%                                      2
5-year, matures December 31, 2003, 5.15% to 5.50%                             2
                                                                            ---

           Total Guaranteed Interest Accounts                              $103
                                                                           ====

*PRINCIPAL FINANCIAL GROUP
POOLED SEPARATE ACCOUNTS

Money Market Account                                                       $ 30
Bond & Mortgage Account                                                      17
Government Securities Account                                                45
Bond Emphasis Balanced Account                                               36
Stock Emphasis Balanced Account                                              71
Large Cap Stock Index Account                                               126
Large Company Blend Account                                                  59
Medium Company Blend Account                                                 89
Medium Company Value Account                                                 61
Real Estate Account                                                           2
International Stock Account                                                  54
Small Company Blend Account                                                  84
                                                                            ---

           Total Pooled Separate Accounts                                  $674
                                                                          =====

*Party-In-Interest

Note: Assets held for investment purposes in the Sempra Energy Master Trust are listed in the 2000 Form 5500 filed by the Master Trust.

                                    SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plans' sponsors have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

San Diego Gas & Electric Company Savings Plan

Date:    June 27, 2001         /s/ G. Joyce Rowland
                           ----------------------------------------
                               G. Joyce Rowland, Senior Vice President HR

Sempra Energy Savings Plan

Date:    June 27, 2001         /s/ G. Joyce Rowland
                           ----------------------------------------
                               G. Joyce Rowland, Senior Vice President HR

Sempra Energy Services Savings Plan

Date:    June 27, 2001         /s/ G. Joyce Rowland
                           ----------------------------------------
                               G. Joyce Rowland, Senior Vice President HR

Sempra Energy Trading Retirement Savings Plan

Date:    June 27, 2001         /s/ G. Joyce Rowland
                           ----------------------------------------
                               G. Joyce Rowland, Senior Vice President HR

Southern California Gas Company Retirement Savings Plan

Date:    June 27, 2001         /s/ G. Joyce Rowland
                           ----------------------------------------
                               G. Joyce Rowland, Senior Vice President HR